UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-32521

NTS, INC.

 (Exact name of registrant as specified in its charter)

1220 Broadway

Lubbock, Texas 79401
(806) 771-5212

(Address, including Zip Code, Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.001 per share

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On June 6, 2014, North Merger Sub, Inc., a Nevada corporation (“Merger Sub”), merged (the “Merger”) with and into NTS, Inc., a Nevada corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of October 20, 2013, by and among T3 North Intermediate Holdings, Inc. (f/k/a T3 North Intermediate Holdings, LLC), a Nevada corporation and the parent of Merger Sub (“Parent”), Merger Sub and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2014

NTS, INC.

By:	/s/ Niv Krikov
Name: Niv Krikov
Title: Chief Financial Officer